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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                SCHEDULE 14D-9/A

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                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          UNIMED PHARMACEUTICALS, INC.
                           (NAME OF SUBJECT COMPANY)

                          UNIMED PHARMACEUTICALS, INC.
                       (NAME OF PERSON(S) FILING STATEMENT)

             COMMON STOCK, PAR VALUE $0.25 PER SHARE (INCLUDING THE
                       ASSOCIATED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  904801 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ROBERT E. DUDLEY, Ph.D.
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                            2150 EAST LAKE COOK ROAD
                          BUFFALO GROVE, ILLINOIS 60089
                                 (847) 541-2525
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH A COPY TO:

                           KURT W. FLORIAN, JR., ESQ.
                             KATTEN MUCHIN & ZAVIS
                             525 WEST MONROE STREET
                                   SUITE 1600
                          CHICAGO, ILLINOIS 60661-3693
                                 (312) 902-5200

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                                  INTRODUCTION

Unimed Pharmaceuticals, Inc. (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by Utah Acquisition Corporation, a wholly owned subsidiary of Solvay Pharmaceuticals, Inc., for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

Item 5 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

         The Company has retained each of Hambrecht & Quist and Duff & Phelps (together, the "Financial Advisors") to act as its financial advisors in connection with the proposed Offer and Merger. Pursuant to the terms of Hambrecht & Quist's engagement, the Company has agreed to pay Hambrecht & Quist an aggregate financial advisory fee of approximately $700,000, which amount includes a percentage of the aggregate consideration payable in the Offer and the Merger in excess of $11.25 per Share. Pursuant to the terms of Duff & Phelps' engagement, the Company has agreed to pay Duff & Phelps an aggregate financial advisory fee of $475,000. The Company also has agreed to reimburse each of the Financial Advisors for travel and other reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify each of the Financial Advisors and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of the Financial Advisors' engagement. In the ordinary course of business, Hambrecht & Quist and its affiliates may actively trade or hold the securities of the Company and Solvay for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

         Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders of the Company on its behalf concerning the Offer.

         Hambrecht & Quist and Duff & Phelps have each consented to the reproduction in full of their fairness opinions in the Schedule 14D-9. A copy of the Hambrecht & Quist opinion and the Duff & Phelps opinion is attached hereto as Annex B and Annex C, respectively.





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                                   SIGNATURE



     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.



                                   UNIMED PHARMACEUTICALS, INC.




                                   By: /s/ Robert E. Dudley
                                       ----------------------------------------
                                   Name:  Robert E. Dudley, Ph.D.
                                   Title: President and Chief Executive Officer


Dated: July 2, 1999